Exhibit 99.70

PROTECH HOME MEDICAL ANNOUNCES RECORD PRELIMINARY FOURTH QUARTER 2020 RESULTS

EBITDA MARGIN ACCELERATION CONTINUES

BUSINESS REMAINS ROBUST INTO FISCAL Q1 2021

Cincinnati, Ohio – November 30, 2020 – Protech Home Medical Corp. (the “Company” or “Protech”) (TSXV:PTQ; OTCQX:PTQQF), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, is pleased to announce record preliminary financial results for the fourth quarter of 2020, ending September 30, 2020.

Preliminary Financial Results - Quarter Ended September 30, 2020

•	Revenue in the range of $26.1 million to $26.5 million. The Company experienced robust organic growth in the fourth quarter, however the reported CAD revenue amount was offset by a weakening of the US dollar relative the Canadian dollar by approximately 4%.

•	Adjusted EBITDA in the range of $5.6 million to $6.1 million.

“We are extremely satisfied with the record preliminary financial performance in the fourth quarter and the foundation that has been built for continued aggressive growth in 2021 and beyond. It is the resilience of the entire team, whilst dealing with the impact of a global pandemic that allowed us to surpass our financial objectives in the fourth quarter and for the full year of 2020,” commented Greg Crawford, CEO and Chairman of Protech. “We have seen our sleep business pick up in the back half of the year, approaching levels seen early in 2020, and are optimistic the sleep business will return to and surpass pre-pandemic levels in 2021. As a whole, our business remains robust into our fiscal first quarter of 2021, our M&A pipeline is full, and we are well capitalized with our pristine balance sheet to capture the significant opportunities at our front door.

We are building a world class clinical respiratory organization focused on superior patient care, and I am extremely proud of the work by our team as evidenced in our strong results. Furthermore, we are proud to report there has been a surge in the usage of our tele-health platform, and we are proud to offer both remote and in-person options to our patients as it comes to the education of utilizing our equipment. We believe the need for in-home healthcare will only continue to accelerate across the country, and hospitals will continue to provide Protech with continued opportunity, and we are ready to capitalize. We felt it extremely important to continue to keep our shareholders apprised with our financial performance in real time. We look forward to sharing our full financial results and commentary in January.”

Chief Financial Officer, Hardik Mehta added, “Our record preliminary results speak to the continued operational execution across the organization. We have a strong interconnected platform that allows us to build our business organically and continue to lather on acquired businesses to the platform in a seamless fashion. Furthermore, the recent decision by CMS to not award competitive bidding contracts for any of the 13 product categories for Round 2021 is extremely bullish for our current business as it provides us with a significantly clearer outlook on the margin for our overall product mix. Our Adjusted EBITDA margins continue to exceed our expectations and we are extremely confident in our ability to continue with this trajectory.”

Protech provides home delivery and efficient online set-up of equipment for, primarily, chronic conditions. The Company operates out of 48 locations in 10 states with over 17,000 referring physicians and approximately 110,000 current active patients.

ABOUT PROTECH HOME MEDICAL

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: the Company expecting continued aggressive growth in 2021 and beyond; the Company being optimistic the sleep business will return to and surpass pre-pandemic levels in 2021; the Company sharing full financial results and commentary in January; and the Company being extremely confident in its ability to continue with its Adjusted EBITDA trajectory; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-GAAP Measures

This press release refers to “Adjusted EBITDA” which is a non-GAAP and non-IFRS financial measure that does not have a standardized meaning prescribed by GAAP or IFRS. The Company’s presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This financial measure is intended to provide additional information to investors concerning the Company’s performance. Adjusted EBITDA is defined as EBITDA excluding stock-based compensation. Adjusted EBITDA is a non-IFRS measure the Company uses as an indicator of financial health and excludes several items which may be useful in the consideration of the financial condition of the Company, including interest expense, income taxes, depreciation, amortization, stock-based compensation, and change in fair value of debentures and financial derivatives. The following table shows our non-IFRS measure (Adjusted EBITDA) reconciled to our net income for the indicated period:

Three months ended September 30, 2020 ($ in millions)
Net income (loss)	$(3.0) – (2.7)
Loss from discontinued operations	0.7 – 0.8
Income (loss) from continuing operations	(2.3) – (1.9)
Add back:
Depreciation and amortization	4.9 – 4.9
Interest expense, net	0.6 – 0.6
Change in fair value of derivative and other financial costs	2.3 – 2.4
Provision for income taxes	0.1 – 0.1
EBITDA	$5.6 – 6.1
Stock-based compensation	0.0 – 0.0
Adjusted EBITDA	$5.6 – 6.1

Preliminary Financial Metrics

This press release contains certain pre-released third quarter financial metrics. The third quarter financial metrics contained in this press release are preliminary and represent the most current information available to the Company's management, as financial closing procedures for the three and nine months ended September 30, 2020 are not yet complete. The Company's actual consolidated financial statements for such period may result in material changes to the financial metrics summarized in this press release (including by any one financial metric, or all of the financial metrics, being below or above the figures indicated) as a result of the completion of normal quarter end accounting procedures and adjustments, and also what one might expect to be in the final consolidated financial statements based on the financial metrics summarized in this press release. Although the Company believes the expectations reflected in this press release are based upon reasonable assumptions, the Company can give no assurance that actual results will not differ materially from these expectations.

Unless otherwise specified, all dollar amounts in this press release are expressed in Canadian dollars.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.protechhomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Protech Home Medical Corp.

859-300-6455

cole.stevens@myphm.com

Gregory Crawford

Chief Executive Officer

Protech Home Medical Corp.

859-300-6455

investorinfo@myphm.com